UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 000-56743

Intermap Technologies Corporation

(Translation of registrant’s name into English)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	News Release, dated September 22, 2025
99.2	Term Sheet, dated September 22, 2025
99.3	News Release, dated September 23, 2025
99.4	Term Sheet, dated September 23, 2025
99.5	Consent Letter of Bennett Jones LLP, counsel for the Underwriters
99.6	Prospectus Supplement dated September 24, 2025
99.7	Underwriting Agreement by and among the Company and the Underwriters, dated September 24, 2025
99.8	Consent Letter of Norton Rose Fulbright Canada LLP, counsel for the Company
99.9	News Release, dated September 25, 2025
99.10	News Release, dated September 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERMAP TECHNOLOGIES CORP.

Date: September 30, 2025
	By:	/s/ Patrick A. Blott
	Name:	Patrick A. Blott
	Title:	Chief Executive Officer